AdvancingX, INC. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

AdvancingX, Inc.

Balance Sheet
As of December 31, 2024

ASSETS	2023	2024
CURRENT ASSETS		
Cash and Cash Equivalents	$42,011	$18,730
Accounts Receivable	$250,000	$65,000
TOTAL CURRENT ASSETS	**$292,011**	**$83,730**
TOTAL ASSETS	**$292,011**	**$83,730**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$27,680	$5,700
TOTAL LIABILITIES	**$27,680**	**$5,700**
SHAREHOLDERS' EQUITY		
Common Stock (100,000,000 shares authorized; 10,978,000 issued and outstanding with par value .001)	$10,867	$111
Additional Paid-in Capital	$542,500	$7,500
Retained Earnings	$264,331	$70,419
TOTAL SHAREHOLDERS' EQUITY	**$264,331**	**$78,030**
TOTAL LIABILITIES AND EQUITY	**$292,011**	**$83,730**

Income Statement

	2023	2024
OPERATING REVENUE		
Education, Online Training, & Partnerships	$7,900	$12,335
Consulting Revenue	$62,000	$35,000
Gross Profit	**$69,900**	**$47,335**
OPERATING EXPENSES		
Career Astronaut Smart Watch	$1,100	$1,800
Maintenance Repairs (SubX)	$2,200	$6,600
Utilities	$692	$167
Insurance	$500	$500
Technology/Infrastructure	$1,500	$4,500
Consultants (Tax, Audit, Compliance, Legal)	$64,000	$34,584
Travel	$17,400	$334
Salaries & Wages		
Sales, Marketing & Communication	$4,300	$2,500
Total Expenses	**$91,692**	**$50,985**
Net Income	**$(21,792)**	**$(3,650)**

Cash Flow Statement

	2023	2024
BEGINNING CASH	**$30,000**	**$8,208**
OPERATING REVENUE		
Education, Online Training, & Partnerships	$7,900	$12,335
Consulting Revenue	$62,000	$35,000
Gross Profit	**$69,900**	**$47,335**
OPERATING EXPENSES		
Career Astronaut Smart Watch	$1,100	$1,800
Maintenance Repairs (SubX)	$2,200	$6,600
Utilities	$692	$167
Insurance	$500	$500
Technology/Infrastructure	$1,500	$4,500
Consultants (Tax, Audit, Compliance, Legal)	$64,000	$34,584
Travel	$17,400	$334
Salaries & Wages		
Sales, Marketing & Communication	$4,300	$2,500
Total Expenses	**$91,692**	**$50,985**
Net Income	**$(21,792)**	**$(3,650)**
Investment Received		
CASH ON HAND	**$8,208**	**$4,558**

Statement of Shareholder's Equity

Description	2023	2024
Beginning Equity		
Common Stock (at par value $0.001)	$10,867	$111
Shares Issued	10,867,000	111,000
Additional Paid-In Capital	$542,500	$7,500
Retained Earnings	$264,331	$70,419
Total Beginning Equity	**$292,011**	**$83,730**
Additions		
Net Income		
Issuance of Common Stock		
Other Contributions		
Total Additions	**$0**	**$0**
Deductions		
Dividends		
Treasury Stock		
Other Distributions		
Total Deductions	**$0**	**$0**
Ending Equity	**$292,011**	**$83,730**

Notes:

Authorized Shares: The company has authorized a total of 100,000,000 shares of common stock.

Additional Paid-in Capital: Shareholder's paid-in additional capital prior to 2023 and is reflected in 2023 as $542,500.

AdvancingX, INC.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
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1. ORGANIZATION AND PURPOSE

AdvancingX, INC. (the "Company") is a corporation organized on September 03, 2020 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.